INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2021

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	September 30, 2021	December 31, 2020
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	653,919	483,598
Client and trust funds on deposit	1,208,825	973,143
Investments	137,510	133,375
Accounts receivable and prepaid expenses	288,980	240,849
Income taxes receivable	590	7,687
Total current assets	2,289,824	1,838,652
Capital assets, net	46,513	46,978
Right-of-use assets	75,665	50,620
Intangibles [note 2]	5,227,483	4,290,998
Deferred income taxes	41,552	7,846
Other assets	171,028	124,742
Total assets	7,852,065	6,359,836
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	347,801	315,884
Current portion of provisions and other financial liabilities [note 4]	414,469	275,710
Dividends payable [note 6]	71,080	75,297
Client and trust funds payable	1,201,398	961,080
Income taxes payable	16,470	3,209
Current portion of long-term debt [note 3]	74,236	203,805
Current portion of lease liabilities	20,633	14,926
Total current liabilities	2,146,087	1,849,911
Long-term debt [note 3]	3,334,160	2,252,311
Provisions and other financial liabilities [note 4]	241,237	107,842
Deferred income taxes	478,732	470,735
Lease liabilities	83,922	61,307
Total liabilities	6,284,138	4,742,106
Equity
Share capital [note 5(a)]	1,806,288	1,867,997
Contributed surplus	33,741	22,817
Deficit	(303,873)	(287,621)
Accumulated other comprehensive loss	(12,808)	(20,746)
Total equity attributable to the shareholders of the Company	1,523,348	1,582,447
Non-controlling interests	44,579	35,283
Total equity	1,567,927	1,617,730
Total liabilities and equity	7,852,065	6,359,836
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended September 30

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	460,928	410,434
Administration fees	242,992	86,773
Redemption fees	833	1,698
Realized and unrealized gain (loss) on investments	(931)	4,775
Other income	(42,535)	5,866
	661,287	509,546

EXPENSES
Selling, general and administrative	192,511	108,809
Trailer fees	142,013	127,969
Advisor and dealer fees	110,885	60,264
Deferred sales commissions	1,383	1,437
Amortization and depreciation [note 10]	26,761	11,012
Interest and lease finance	31,604	17,285
Other [notes 3 and 4]	73,728	6,435
	578,885	333,211
Income before income taxes	82,402	176,335

Provision for income taxes
Current	47,039	41,182
Deferred	(10,072)	4,920
	36,967	46,102
Net income for the period	45,435	130,233
Net income (loss) attributable to non-controlling interests	1,601	(360)
Net income attributable to shareholders	43,834	130,593
Basic earnings per share attributable to shareholders [note 5(e)]	$0.22	$0.62
Diluted earnings per share attributable to shareholders [note 5(e)]	$0.22	$0.61

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	34,463	(6,753)
Total other comprehensive income (loss), net of tax	34,463	(6,753)
Comprehensive income for the period	79,898	123,480
Comprehensive income (loss) attributable to non-controlling interests	2,471	(360)
Comprehensive income attributable to shareholders	77,427	123,840
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the nine-month period ended September 30

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,327,189	1,219,889
Administration fees	604,141	238,825
Redemption fees	3,531	6,301
Realized and unrealized gain (loss) on investments	7,218	(2,688)
Other income	22,035	22,147
	1,964,114	1,484,474

EXPENSES
Selling, general and administrative	498,340	332,756
Trailer fees	409,183	380,025
Advisor and dealer fees	311,754	166,328
Deferred sales commissions	4,586	6,125
Amortization and depreciation [note 10]	67,715	29,645
Interest and lease finance	77,175	47,661
Other [notes 3 and 4]	184,248	21,407
	1,553,001	983,947
Income before income taxes	411,113	500,527

Provision for income taxes
Current	151,439	127,211
Deferred	(28,961)	3,425
	122,478	130,636
Net income for the period	288,635	369,891
Net income (loss) attributable to non-controlling interests	3,006	(1,080)
Net income attributable to shareholders	285,629	370,971
Basic earnings per share attributable to shareholders [note 5(e)]	$1.41	$1.72
Diluted earnings per share attributable to shareholders [note 5(e)]	$1.39	$1.71

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	8,035	(6,620)
Total other comprehensive income (loss), net of tax	8,035	(6,620)
Comprehensive income for the period	296,670	363,271
Comprehensive income (loss) attributable to non-controlling interests	3,103	(1,080)
Comprehensive income attributable to shareholders	293,567	364,351
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the nine-month period ended September 30

	Share capital [note 5(a)]	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	285,629	7,938	293,567	3,103	296,670
Dividends declared [note 6]	—	—	(106,982)	—	(106,982)	—	(106,982)
Shares repurchased, net of tax	(140,489)	—	(194,899)	—	(335,388)	—	(335,388)
Business combination [note 2]	—	—	—	—	—	7,709	7,709
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 5]	77,638	—	—	—	77,638	—	77,638
Issuance of share capital for equity-based plans, net of tax	1,142	(1,142)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	12,066	—	—	12,066	—	12,066
Net distributions from non-controlling interests	—	—	—	—	—	(1,516)	(1,516)
Change during the period	(61,709)	10,924	(16,252)	7,938	(59,099)	9,296	(49,803)
Balance, September 30, 2021	1,806,288	33,741	(303,873)	(12,808)	1,523,348	44,579	1,567,927

Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	370,971	(6,620)	364,351	(1,080)	363,271
Dividends declared [note 6]	—	—	(113,193)	—	(113,193)	—	(113,193)
Shares repurchased, net of tax	(104,790)	—	(121,056)	—	(225,846)	—	(225,846)
Business combination [note 2]	—	—	(3,373)	—	(3,373)	31,714	28,341
Issuance of share capital for equity-based plans, net of tax	2,480	(2,480)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	6,236	—	—	6,236	—	6,236
Change during the period	(102,310)	3,756	133,349	(6,620)	28,175	30,634	58,809
Balance, September 30, 2020	1,842,001	27,191	(340,664)	(6,365)	1,522,163	36,002	1,558,165
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	45,435	130,233
Add (deduct) items not involving cash
Realized and unrealized (gain) loss	931	(4,775)
Fair value change - acquisition liabilities [note 4]	61,423	—
Contingent consideration recorded as compensation [note 4]	4,196	—
Equity-based compensation	6,484	2,779
Amortization and depreciation	26,761	11,012
Deferred income taxes	(10,072)	4,920
Loss on repurchases of long-term debt	—	194
Cash provided by operating activities before net change in operating assets and liabilities	135,158	144,363
Net change in operating assets and liabilities	47,337	(4,228)
Cash provided by operating activities	182,495	140,135

INVESTING ACTIVITIES
Purchase of investments	(3,589)	(82)
Proceeds on sale of investments	1,215	1
Additions to capital assets	(1,123)	(1,525)
Increase in other assets	(2,402)	(42,270)
Additions to intangibles	(3,888)	(2,935)
Cash paid to settle acquisition liabilities [note 4]	(43,628)	—
Acquisitions, net of cash acquired [note 2]	(134,375)	(269,025)
Cash used in investing activities	(187,790)	(315,836)

FINANCING ACTIVITIES
Repurchase of long-term debt	—	(25,985)
Repurchase of share capital	(99,100)	(77,713)
Payment of lease liabilities	(6,040)	(2,995)
Net distributions from non-controlling interest	(745)	—
Dividends paid to shareholders [note 6]	(36,239)	(38,574)
Cash used in financing activities	(142,124)	(145,267)
Net decrease in cash and cash equivalents during the period	(147,419)	(320,968)
Cash and cash equivalents, beginning of period	801,338	530,297
Cash and cash equivalents, end of period	653,919	209,329
(*) Included in operating activities are the following:
Interest paid	10,887	17,350
Income taxes paid	39,215	7,839
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the nine-month period ended September 30

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	288,635	369,891
Add (deduct) items not involving cash
Realized and unrealized (gain) loss	(8,590)	2,688
Fair value change - acquisition liabilities [note 4]	106,042	—
Contingent consideration recorded as compensation [note 4]	5,135	—
Equity-based compensation	16,152	8,393
Amortization and depreciation	67,715	29,645
Deferred income taxes	(28,961)	3,425
Loss on repurchases of long-term debt [note 3]	24,920	388
Cash provided by operating activities before net change in operating assets and liabilities	471,048	414,430
Net change in operating assets and liabilities	31,218	50,286
Cash provided by operating activities	502,266	464,716

INVESTING ACTIVITIES
Purchase of investments	(5,077)	(14,993)
Proceeds on sale of investments	7,409	21,070
Additions to capital assets	(4,259)	(10,766)
Increase in other assets	(42,277)	(49,319)
Additions to intangibles	(9,616)	(11,035)
Cash paid to settle acquisition liabilities [note 4]	(89,096)	—
Acquisitions, net of cash acquired [note 2]	(508,647)	(310,756)
Cash used in investing activities	(651,563)	(375,799)

FINANCING ACTIVITIES
Repayment of long-term debt	(566,209)	(35,000)
Issuance of long-term debt	1,407,296	447,597
Repurchase of long-term debt	(50,732)	(55,985)
Repurchase of share capital	(343,887)	(228,101)
Payment of lease liabilities	(14,177)	(8,919)
Net distributions from non-controlling interests	(1,837)	—
Dividends paid to shareholders [note 6]	(110,836)	(117,540)
Cash provided by financing activities	319,618	2,052
Net increase in cash and cash equivalents during the period	170,321	90,969
Cash and cash equivalents, beginning of period	483,598	118,360
Cash and cash equivalents, end of period	653,919	209,329
(*) Included in operating activities are the following:
Interest paid	60,151	46,145
Income taxes paid	130,471	28,383
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on November 10, 2021.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2020. Certain comparative figures have been reclassified to conform to the current period presentation.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries.
•CI’s wholly owned U.S. subsidiaries include, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Roosevelt Investment Group, Inc., Segall Bryant and Hamil, LLC and Dowling & Yahnke, LLC. CI has a controlling interest in Surevest LLC, OCM Capital Partners LLC, The Cabana Group, LLC, Stavis & Cohen Financial, LLC, RGT Wealth Advisors, LLC [“RGT”], Barrett Asset Management, LLC, Brightworth, LLC [“Brightworth”], Radnor Financial Advisors [“Radnor”], Portola Partners Group and their respective subsidiaries, [together, the “U.S. RIAs”].

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•CI holds a controlling interest in GSFM and RGT with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM and RGT to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income.
•For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.
Hereafter, CI and its subsidiaries are referred to as CI.
2. BUSINESS ACQUISITION
[A] Acquisitions - nine-month period ended September 30, 2021
Stonegate Services Halifax
On February 23, 2021, CI acquired a controlling interest in Stonegate Services Halifax Incorporated. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
Axia Real Assets LP
On April 6, 2021, CI entered into a newly formed joint venture, Axia Real Assets LP [“Axia”], an alternative investment manager focused on global real estate and infrastructure. The investment in Axia has been accounted for using the equity method of accounting.

Lawrence Park Asset Management
On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
CIPW Advisory Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
On June 1, 2021, CI acquired a controlling interest in CIPW Advisory Inc. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
U.S. Registered Investment Advisors
During the three and nine month period ended September 30, 2021, CI completed the acquisition of controlling interests in the following registered investment advisory firms, which are included in the wealth management segment:
•Segall Bryant & Hamill, LLC
•Barret Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
•Radnor Financial Advisors
•Portola Partners Group
The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

[B] Net Assets Acquired - nine-month period ended September 30, 2021
Details of the net assets acquired during the nine-month period ended September 30, 2021, at fair value, are as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

	Wealth Management	Asset Management	Total
	$	$	$
Cash and cash equivalents	24,385	145	24,530
Accounts receivable and prepaid expenses	33,055	292	33,347
Capital assets	4,920	68	4,988
Right-of-use assets	38,823	—	38,823
Deferred tax	(8,285)	(1,344)	(9,629)
Intangibles	406,959	5,041	412,000
Other assets	448	24	472
Accounts payable and accrued liabilities	(50,257)	(233)	(50,490)
Long term debt	(88,850)	—	(88,850)
Lease liabilities	(38,823)	—	(38,823)
Fair value of identifiable net assets	322,375	3,993	326,368
Non-controlling interest	(7,640)	—	(7,640)
Acquisition date fair value of initial interest	—	(2,016)	(2,016)
Goodwill on acquisition	550,125	2,463	552,588
Total acquired cost	864,860	4,440	869,300

Cash consideration	529,737	3,440	533,177
Share consideration	61,459	1,000	62,459
Provision for other liabilities	273,664	—	273,664
	864,860	4,440	869,300
Included in intangibles are fund administration contracts with a fair value of $384,614 with a finite life of 12 years and indefinite life fund management contracts of $27,259. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. The goodwill arising from the acquisitions is comprised of synergies and economies of scale expected to be derived from joining our larger wealth management and asset management business. Goodwill of $524,076 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $199,978, including put options payable of $9,411, is due within 1 year from the date of acquisition . The put options represent the fair value of embedded options to exchange minority interests for cash or instruments in a subsidiary of CI. Contingent consideration of $73,686 is payable in cash within 1 to 4 years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in 2 to 3 years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded is in Note 4.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
[C] Acquisitions - subsequent to September 30, 2021

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
On October 1, 2021, CI completed the acquisition of Budros, Ruhlin & Roe, Inc., a registered investment advisory firm. The estimated fair values of assets and liabilities acquired and the results of operations will be consolidated from the date of the transaction and included in the wealth management segment.
On October 21, 2021, CI reached an agreement to acquire McCutchen Group LLC, an ultra-high-net-worth focused wealth management firm. The details of the acquisition are being finalized and is expected to close by December 31, 2021.
On October 28, 2021, CI’s affiliate RGT Wealth Advisors acquired Odyssey Wealth Advisors, LLC, a registered investment advisor. The estimated fair values of assets and liabilities acquired and the results of operations will be consolidated from the date of the transaction and included in the wealth management segment.
On November 2, 2021, CI reached an agreement to acquire a controlling interest in R.H. Bluestein & Co., a wealth management firm. The details of the acquisition are being finalized and is expected to close by December 31, 2021.
On November 10, 2021, CI reached an agreement to acquire Gofen and Glossberg, LLC, a wealth and investment management firm. The details of the investment are being finalized and is expected to close by December 31, 2021.
On November 10, 2021, CI reached an agreement to take a strategic minority stake in GLAS Funds, LLC, a turnkey alternative investment platform and alternative asset management firm. CI will have an option for majority ownership over the next four years. The details of the investment are being finalized and is expected to close by December 31, 2021.

3. LONG-TERM DEBT
Long-term debt consists of the following:

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

				As at	As at
				September 30, 2021	December 31, 2020
Loans payable			Maturity date	$	$
Fiduciary Network, LLC			April 30, 2026	67,766	—
Fiduciary Network, LLC			August 31, 2022	6,470	—
				74,236	—
Debenture principal amount	Interest rate	Issued date	Maturity date
$200 million	2.775%	November 25, 2016	November 25, 2021	—	203,805
$325 million	3.520%	July 20, 2018	July 20, 2023	—	323,944
$301 million	3.215%	July 22, 2019	July 22, 2024	300,164	348,454
$450 million	3.759%	May 26, 2020	May 26, 2025	448,180	447,829
$250 million	3.904%	September 27, 2017	September 27, 2027	248,996	248,891
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,209,114	883,193
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,127,706	—
				3,334,160	2,456,116
Long-term debt				3,408,396	2,456,116
Current portion of long-term debt				74,236	—
Credit facility
CI maintains a $700,000 revolving credit facility with three Canadian chartered banks. There were no outstanding borrowings under this facility as at September 30, 2021.
Debentures and notes
During the nine-month period ended September 30, 2021, CI completed an offering pursuant to which it issued $900,000 USD principal amount of notes due June 15, 2051 [the “2051 Notes”]. Interest on the 2051 Notes is paid semi-annually in arrears at a rate of 4.100%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under a prior credit facility.
During the nine-month period ended September 30, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [“the 2021 Debentures”] at an average price of $101.903 and recorded a loss of $3,805, included in other expenses. CI also redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the nine-month period ended September 30, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses.
Loans payable to Fiduciary Network, LLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
As a result of CI’s acquisition of Brightworth, on April 30, 2021, CI assumed a loan agreement payable to Fiduciary Network, LLC in the amount of $66,937 USD, maturing April 30, 2026. On April 30, 2021, CI repaid $13,434 USD. As at September 30, 2021, $53,503 USD ($67,766 CAD) remains outstanding. The loan bears interest at a fixed amount of $1,200 USD annually.
As a result of CI’s acquisition of Radnor, on August 31, 2021, CI assumed a loan agreement payable to Fiduciary Network, LLC in the amount of $5,108 USD, maturing August 31, 2022. As at September 30, 2021, $5,108 USD ($6,470 CAD) remains outstanding. The loan bears interest at a fixed amount of $102 USD annually.
Subsequent to September 30, 2021, Fiduciary Network, LLC elected to terminate the loans payable with the outstanding principal balances plus accrued interest due on December 11, 2021 and January 1, 2022 for Brightworth and Radnor, respectively. These loans payable have been included in current portion of long-term debt as at September 30, 2021.
4. PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the nine-month period ended September 30, 2021 and the year ended December 31, 2020, are as follows:

	9-month period ended		Year ended
	September 30, 2021		December 31, 2020
	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
Provisions and other financial liabilities, beginning of period	46,181	337,371	25,563	7,573
Additions	13,837	276,483	56,277	334,616
Amounts used	(26,277)	(104,275)	(34,869)	(701)
Amounts reversed	(10)	(1,841)	(790)	—
Fair value change - acquisition liabilities	—	111,177	—	—
Translation - acquisition liabilities	—	3,060	—	(4,117)
Provisions and other financial liabilities, end of period	33,731	621,975	46,181	337,371
Current portion of provisions and other financial liabilities	2,268	412,201	45,298	230,412

ACQUISITION RELATED LIABILITIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Included in provisions and other financial liabilities in connection with business acquisitions are:

	As at	As at
	September 30, 2021	December 31, 2020
Deferred consideration	197,564	96,855
Fair value of contingent consideration	270,313	131,122
Fair value of put options	154,098	109,394
Total acquisition liabilities	621,975	337,371
Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days.
Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. During the nine-month period ended September 30, 2021, compensation expense of $5,135 is included in contingent consideration payable and fair value change.
Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash or instruments in a subsidiary of CI, and are revalued on a quarterly basis. During the nine-month period ended September 30, 2021 and the year ended December 31, 2020, there were no shareholders who exercised their put to CI.
Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in other expenses.
During the nine-month period ended September 30, 2021, CI paid cash of $89,096 and shares of $15,179 related to the acquisitions.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain.
During the nine-month period ended September 30, 2021, CI recorded provisions of $13,837 for legal and severance, respectively [December 31, 2020 – $56,277]. As at September 30, 2021, a provision of $33,731 remains [December 31, 2020 – $46,181].

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
5. SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance for acquisition of subsidiaries, net of issuance costs	2,034	35,434
Issuance of share capital on vesting of restricted share units	522	8,488
Share repurchases, net of tax	(13,990)	(120,236)
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	125	2,315
Issuance of share capital on vesting of restricted share units	7	80
Share repurchases, net of tax	(6,546)	(50,611)
Common shares, balance, March 31, 2021	203,944	1,819,781
Issuance for acquisition of subsidiaries, net of issuance costs	3,421	72,154
Issuance of share capital on vesting of restricted share units	3	38
Share repurchases, net of tax	(6,041)	(53,903)
Common shares, balance, June 30, 2021	201,327	1,838,070
Issuance for acquisition of subsidiaries, net of issuance costs	123	3,169
Issuance of share capital on vesting of restricted share units	73	1,024
Share repurchases, net of tax	(4,080)	(35,975)
Common shares, balance, September 30, 2021	197,443	1,806,288
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.
No options were granted during the three and nine-month period ended September 30, 2021 or during the year ended December 31, 2020. The fair value method of accounting is used for the valuation of share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,978)	34.28
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options cancelled	(1,683)	28.46
Options outstanding, March 31, 2021	923	22.58
Options exercisable, March 31, 2021	385	27.61
Options cancelled	(4)	25.02
Options outstanding, June 30, 2021	919	22.57
Options exercisable, June 30, 2021	382	27.60
Options cancelled	(94)	27.85
Options outstanding, September 30, 2021	825	21.97
Options exercisable, September 30, 2021	288	27.53
Options outstanding and exercisable as at September 30, 2021 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	537	7.4	—
27.44	268	0.4	268
28.67	20	1.4	20
18.99 to 28.67	825	5.0	288
[C] RESTRICTED SHARE UNITS
CI has a restricted share unit plan [the “RSU Plan”] for its employees. During the three and nine-month period ended September 30, 2021, CI granted 132 and 1,825 thousand RSUs, respectively [three and nine-month period ended September 30, 2020 – 9 and 377 thousand RSUs, respectively], including 18 and 44 thousand RSUs granted, to reflect dividends declared on the common shares, respectively [three and nine-month period ended September 30, 2020 – 9 and 27 thousand RSUs, respectively]. Also during the three and nine-month period ended September 30, 2021, 73 and 83 thousand RSUs were exercised, and 15 and 45 thousand RSUs were forfeited, respectively [three and nine-month period ended September 30, 2020 – 70 and 157 thousand RSUs exercised, and 4 and 15 thousand RSUs forfeited, respectively]. During the three and nine-month period ended September 30, 2021, CI credited contributed surplus for $6,412 and $15,935, respectively, related to compensation expense recognized for the RSUs [three and nine-month period ended September 30, 2020 – $2,677 and $8,085, respectively]. As at September 30, 2021, 2,201 thousand RSUs are outstanding [December 31, 2020 – 504 thousand RSUs].

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During the three and nine-month period ended September 30, 2021, 3.8 thousand and 10.8 thousand DSUs were granted, respectively, and no DSUs were exercised [three and nine-month period ended September 30, 2020 – 2.6 thousand and 8.5 thousand DSUs granted, respectively, and no exercises]. An expense of $214 and $602 was recorded during the three and nine-month period ended September 30, 2021 [three and nine-month period ended September 30, 2020 – $33 and $40, respectively]. As at September 30, 2021, included in accounts payable and accrued liabilities, is an accrual of $1,117 for amounts to be paid under the DSU Plan [December 31, 2020 – $515].
[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three and nine-month period ended September 30:

	3 months ended	9 months ended	3 months ended	9 months ended
[in thousands]	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2020
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$43,834	$285,629	$130,593	$370,971

Denominator:
Weighted average number of common shares - basic	199,321	203,249	211,348	215,684
Weighted average effect of dilutive stock options and RSU awards (*)	2,959	2,193	1,648	1,495
Weighted average number of common shares - diluted	202,280	205,442	212,996	217,179

Net earnings per common share attributable to shareholders
Basic	$0.22	$1.41	$0.62	$1.72
Diluted	$0.22	$1.39	$0.61	$1.71
(*) The determination of the weighted average number of common shares - diluted excludes 350 and 675 thousand shares related to stock options that were anti-dilutive for the three and nine-month period ended September 30 2021, respectively [three and nine-month period ended September 30, 2020 - 2,776 thousand shares].

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at October 31, 2021:

[in thousands]
Shares outstanding at October 31, 2021	196,663
Options to purchase shares	822
RSU awards	2,216
199,701
6. DIVIDENDS
The following dividends were paid by CI during the three and three and nine-month period ended September 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869
March 31, 2021	April 15, 2021	0.18	36,728
Paid during the three-month period ended June 30, 2021			36,728
Paid during the six-month period ended June 30, 2021			74,597
June 30, 2021	July 15, 2021	0.18	36,239
Paid during the three-month period ended September 30, 2021			36,239
Paid during the nine-month period ended September 30, 2021			110,836
The following dividends were declared but not paid during the three-month period ended September 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
September 30, 2021	October 15, 2021	0.18	35,540
December 31, 2021	January 14, 2022	0.18	35,540
Declared and accrued as at September 30, 2021			71,080

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
The following dividends were paid by CI during the three and nine-month period ended September 30, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three-month period ended March 31, 2020			39,971
March 31, 2020	April 15, 2020	0.18	38,995
Paid during the three-month period ended June 30, 2020			38,995
Paid during the six-month period ended June 30, 2020			78,966
June 30, 2020	July 15, 2020	0.18	38,574
Paid during the three-month period ended September 30, 2020			38,574
Paid during the nine-month period ended September 30, 2020			117,540

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
7. FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	September 30, 2021	December 31, 2020
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	653,919	483,598
Investments	137,510	133,375
Other assets	17,710	12,210
Amortized cost
Client and trust funds on deposit	1,208,825	973,143
Accounts receivable	254,204	219,074
Other assets	53,931	44,314
Total financial assets	2,326,099	1,865,714

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	426,222	240,516
Amortized cost
Accounts payable and accrued liabilities	335,063	308,797
Provisions for other liabilities	229,484	143,036
Dividends payable	71,080	75,297
Client and trust funds payable	1,201,398	961,080
Long-term debt	3,408,396	2,456,116
Total financial liabilities	5,671,643	4,184,842
CI’s investments as at September 30, 2021 and December 31, 2020, include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at September 30, 2021, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. There have been no transfers between level 1, level 2 and level 3 during the period.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Investments consist of the following as at September 30, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	122,514	39,242	79,616	3,656
Securities owned, at market	14,996	14,996	—	—
Total investments	137,510	54,238	79,616	3,656
Investments consist of the following as at December 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,126	37,193	77,278	3,655
Securities owned, at market	15,249	15,249	—	—
Total investments	133,375	52,442	77,278	3,655
Included in other assets are long-term private equity strategic investments of $17,710 [December 31, 2020 – $12,210] valued using level 3 inputs.
Included in provisions and other financial liabilities, as at September 30, 2021, is put options payable on non-controlling interest of $154,098 [December 31, 2020 – $109,394] and contingent consideration payable of $270,313 [December 31, 2020 – $131,122] carried at fair value and classified as level 3 in the fair value hierarchy. Long-term debt as at September 30, 2021 includes debentures with a fair value of $3,573,664 [December 31, 2020 – $2,575,740], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.
8. CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at September 30, 2021, cash and cash equivalents of $18,362 [December 31, 2020 – $14,680] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at September 30, 2021 and December 31, 2020, CI met its capital requirements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
CI’s capital consists of the following:

	As at	As at
	September 30, 2021	December 31, 2020
	$	$
Shareholders’ equity	1,523,348	1,582,447
Long-term debt	3,408,396	2,456,116
Total capital	4,931,744	4,038,563
9. SEGMENTED INFORMATION
CI has two reportable segments: asset management and wealth management. These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities.
The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.
The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Segmented information for the three-month period ended September 30, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	465,621	—	(4,693)	460,928
Administration fees	—	292,204	(49,212)	242,992
Other revenue	(26,437)	(16,196)	—	(42,633)
Total revenue	439,184	276,008	(53,905)	661,287

Selling, general and administrative	98,231	99,106	(4,826)	192,511
Trailer fees	150,878	—	(8,865)	142,013
Advisor and dealer fees	—	150,983	(40,098)	110,885
Deferred sales commissions	1,499	—	(116)	1,383
Amortization and depreciation	6,065	20,696	—	26,761
Other expenses	5,875	67,853	—	73,728
Total expenses	262,548	338,638	(53,905)	547,281

Income before income taxes and non-segmented items	176,636	(62,630)	—	114,006
Interest and lease finance				(31,604)
Provision for income taxes				(36,967)
Net income for the period				45,435

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Segmented information for the three-month period ended September 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	414,057	—	(3,623)	410,434
Administration fees	—	128,179	(41,406)	86,773
Other revenue	4,236	8,103	—	12,339
Total revenue	418,293	136,282	(45,029)	509,546

Selling, general and administrative	78,370	34,250	(3,811)	108,809
Trailer fees	135,264	—	(7,295)	127,969
Advisor and dealer fees	—	94,087	(33,823)	60,264
Deferred sales commissions	1,537	—	(100)	1,437
Amortization and depreciation	6,020	4,992	—	11,012
Other expenses	3,864	2,571	—	6,435
Total expenses	225,055	135,900	(45,029)	315,926

Income before income taxes and non-segmented items	193,238	382	—	193,620
Interest and lease finance				(17,285)
Provision for income taxes				(46,102)
Net income for the period				130,233

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Segmented information as at and for the nine-month period ended September 30, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,340,409	—	(13,220)	1,327,189
Administration fees	—	744,840	(140,699)	604,141
Other revenue	6,439	26,345	—	32,784
Total revenue	1,346,848	771,185	(153,919)	1,964,114

Selling, general and administrative	280,770	231,193	(13,623)	498,340
Trailer fees	434,817	—	(25,634)	409,183
Advisor and dealer fees	—	426,102	(114,348)	311,754
Deferred sales commissions	4,900	—	(314)	4,586
Amortization and depreciation	19,326	48,389	—	67,715
Other expenses	63,753	120,495	—	184,248
Total expenses	803,566	826,179	(153,919)	1,475,826

Income before income taxes and non-segmented items	543,282	(54,994)	—	488,288
Interest and lease finance				(77,175)
Provision for income taxes				(122,478)
Net income for the period				288,635

Indefinite life intangibles
Goodwill	1,312,393	1,300,632	—	2,613,025
Fund contracts	1,773,682	28,089	—	1,801,771
Total indefinite life intangibles	3,086,075	1,328,721	—	4,414,796

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
Segmented information for the nine-month period ended September 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,230,433	—	(10,544)	1,219,889
Administration fees	—	362,114	(123,289)	238,825
Other revenue	(3,041)	28,801	—	25,760
Total revenue	1,227,392	390,915	(133,833)	1,484,474

Selling, general and administrative	242,697	100,791	(10,732)	332,756
Trailer fees	401,220	—	(21,195)	380,025
Advisor and dealer fees	—	267,845	(101,517)	166,328
Deferred sales commissions	6,514	—	(389)	6,125
Amortization and depreciation	18,045	11,600	—	29,645
Other expenses	16,505	4,902	—	21,407
Total expenses	684,981	385,138	(133,833)	936,286

Income before income taxes and non-segmented items	542,411	5,777	—	548,188
Interest and lease finance				(47,661)
Provision for income taxes				(130,636)
Net income for the period				369,891

As at December 31, 2020
Indefinite life intangibles
Goodwill	1,311,080	735,283	—	2,046,363
Fund contracts	1,776,771	—	—	1,776,771
Total indefinite life intangibles	3,087,851	735,283	—	3,823,134

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30
10. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2020
	$	$	$	$
Depreciation of capital assets	3,287	9,647	3,081	9,086
Depreciation of right-of-use assets	3,964	10,502	2,422	7,162
Amortization of intangibles	19,080	45,294	5,025	12,105
Amortization of debenture transaction costs	430	2,272	484	1,292
Total amortization and depreciation	26,761	67,715	11,012	29,645
11. UPDATE ON COVID-19
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. CI is continuing to monitor the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.
12.    COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statements presentation in the current period.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.